AMEX:ROY	NR 08-01
TSX:IRC	January 08, 2008

INTERNATIONAL ROYALTY ANNOUNCES PURCHASE OF METALLURGICAL COAL ROYALTY

DENVER, COLORADO – January 08, 2008 – International Royalty Corporation (AMEX: ROY; TSX: IRC) (the “Company” or “IRC”) announced today that it has acquired a royalty on the Horizon metallurgical coal project located in northeastern British Columbia. The interest was purchased from private entities for US$1.5 million and represents a 0.5% gross royalty on coal sales revenue FOB railcar from the future Horizon Mine. Horizon is a feasibility-stage metallurgical coal development project in the Tumbler Ridge area and is owned by the Peace River Coal Limited Partnership (“PRC” or “Peace River”). Peace River was formed in late 2006 by Anglo Coal Canada Inc., Hillsborough Resources Limited, and NEMI Northern Energy & Mining Inc., with end of 2007 ownership shares of 66%, 14% and 20%, respectively. PRC is operated by Anglo Coal Canada Inc., a division of Anglo American PLC, a major producer of metallurgical and thermal coal world-wide, as well as other mineral commodities. This project represents Anglo’s first coal mine in Canada. Surface mineable coal resources on the approximate 13,600 acres of coal tenure comprising the Horizon project area are reported to be 190 million tonnes. Potential exists for further expansion onto adjacent tracts and as part of the transaction, IRC acquired an option to purchase a similar royalty on these adjacent tenure units as well. IRC believes that production from the Horizon project could begin as early as 2010, with ramp-up to 1.5 million tonnes per year within the following 2 to 3 years. At full production IRC could receive annual royalty revenue of approximately $900,000, assuming current metallurgical coal prices.

International Royalty Corporation
International Royalty Corporation (IRC) is a global mineral royalty company. IRC holds over 75 royalties including an effective 2.7% NSR on the Voisey's Bay mine, a sliding-scale NSR on the Pascua gold project, and a 1.5% NSR on more than 3.0 million acres of gold lands in Western Australia .. IRC is senior listed on the Toronto Stock Exchange (TSX:IRC) as well as the American Stock Exchange (AMEX: ROY ).

This press release has been reviewed by Nick Michael, a qualified person for the purposes of National Instrument 43-101.

On behalf of the Board of Directors,
INTERNATIONAL ROYALTY CORPORATION

Douglas B. Silver
Chairman and CEO

For further information please contact:
Jack Perkins, Investor Relations: (303) 991-9500
Douglas B. Silver, Chairman and CEO: (303) 799-9020
info@internationalroyalty.com
www.internationalroyalty.com

Renmark Financial Communications Inc.
Tina Cameron : tcameron@renmarkfinancial.com
Tel.: (514) 939-3989
www.renmarkfinancial.com

Cautionary Statement Regarding Forward-Looking Statements
This press release contains ‘‘forward-looking information’’ which may include, but is not limited to, statements with respect to the Company’s purchase of the royalty on the Horizon metallurgical coal project, future plans related to the project, future coal sales and projected revenues, estimated resources and tonnage, estimated timing on production and annual royalty revenue, assumptions based on current metallurgical coal prices and other statements based on estimates and non-historical information. Certain information contained in this release is based on information provided to IRC by Peace River. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of IRC and/or its subsidiaries to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Material factors that could cause actual revenues to differ materially from those contained in such forwarding-looking statements include fluctuations in commodity prices; timing of production; accuracy of the operators’ projections and production capacities; the effects of weather, operating hazards, adverse geological conditions and availability of labor, materials and equipment; changes in governmental laws, regulations, economic conditions or shifts in political attitudes or stability. These forward-looking statements should not be relied upon as representing IRC’s views as of any date subsequent to the date of this release. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. You should not place undue reliance on forward looking statements.